TIFFANY & CO.
                                  15 Sylvan Way
                        Parsippany, New Jersey 07054-3893
                             TELEPHONE 973-254-7755
                             FACSIMILE 973-254-7583



HENRY IGLESIAS
Vice President-Controller


                                 March 13, 2008


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
         Attn:  H. Christopher Owings


         Re:      SEC Comment Letter - Dated March 5, 2008
                  ----------------------------------------

                  TIFFANY & CO. (the "Company")
                  Form 10-K for the Fiscal Year Ended January 31, 2007 Filed March 30, 2007
                  Definitive Proxy Statement on Schedule 14A
                  Filed April 12, 2007
                  Form 10-Q for the Fiscal Quarter Ended April 30, 2007 Filed June 4, 2007
                  Form 10-Q for the Fiscal Quarter Ended July 31,2007 Filed August 30, 2007
                  Form 10-Q for the Fiscal Quarter Ended October 31, 2007 Filed November 30, 2007
                  File No. 1-9494


Ladies and Gentlemen:

     We have reviewed your above-referenced Comment Letter dated March 5, 2008, which sets forth the Staff's comments relating to the responses in our letter dated February 11, 2008. The Company's detailed responses to the Commission's comments and inquiries are set forth below.


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United States Securities and Exchange Commission
March 13, 2008
Page 2 of 12


Trademarks, Page K-12
---------------------

     1. We note your response to prior comment seven from our letter dated January 29, 2008. Please provide us with sample disclosure of the current status of the litigation filed by Tiffany against eBay, Inc. as of a recent date.

               The Company's disclosure will read as follows (assuming that no further developments in the litigation occur between this date and the filing date):

                    In July 2004, Tiffany initiated a civil proceeding against eBay, Inc. in the Federal District Court for the Southern District of New York, alleging direct and contributory trademark infringement, unfair competition, false advertising and trademark dilution. Tiffany seeks damages and injunctive relief stemming from eBay's alleged assistance and contribution to the offering for sale, advertising and promotion, in the United States, of counterfeit TIFFANY jewelry and any other jewelry or merchandise which bears the TIFFANY trademark and is dilutive or confusingly similar to the TIFFANY trademarks. In November 2007, the case was tried as a bench trial and the parties are awaiting the Court's verdict.

Seasonality, page K-17
----------------------

     2. We note your response to prior comment ten from our letter dated January 29, 2008. Please provide us with sample disclosure of your proposed revisions regarding the seasonality of the company's business.

              The Company will revise the seasonality disclosure to read as follows:

                    As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Management expects such seasonality to continue.

Risk Factors, page K-18
-----------------------

     3. We note your response to prior comment 11 in our letter dated January 29, 2008. Please provide us with your proposed revisions to the risk factors.

               The Company is in the process of preparing its 2007 Form 10-K; the following represents a draft of the revised risk factors which is subject to change through our normal disclosure control and review process:

               As is the case for any retailer, Registrant's success in achieving its objectives and expectations is dependent upon general economic conditions, competitive conditions and consumer attitudes. However, certain factors are specific to the Registrant and/or the markets in which it operates.
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United States Securities and Exchange Commission
March 13, 2008
Page 3 of 12




               The following "risk factors" are specific to Registrant; these risk factors affect the likelihood that Registrant will achieve the financial objectives and expectations communicated by management:

               (i) Risk: that a decline in consumer confidence will adversely affect Registrant's sales.

               As a retailer of goods which are discretionary purchases, Registrant's sales results are particularly sensitive to changes in consumer confidence. Consumer confidence is affected by general business conditions; changes in the market value of securities and real estate; inflation; interest rates and the availability of consumer credit; tax rates; and expectations of future economic conditions and employment prospects.

               Consumer spending for discretionary goods generally declines during times of falling consumer confidence, which will negatively affect Registrant's earnings because of its cost base and inventory investment.

               (ii) Risk: that sales will decline or remain flat in Registrant's fourth fiscal quarter, which includes the holiday selling season.

               Registrant's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Poor sales results during Registrant's fourth quarter will have a material adverse effect on Registrant's sales and profits.

               (iii) Risk: that regional instability and conflict will disrupt tourist travel.

               Unsettled regional and global conflicts or crises which result in military, terrorist or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Registrant operates retail stores could adversely affect the Registrant's sales and profits.

               (iv) Risk: that the Japanese yen will weaken against the U.S. dollar and require Registrant to raise prices or shrink profit margins in Japan.

               Registrant's sales in Japan represent approximately 17% of Registrant's total net sales. A substantial weakening of the Japanese yen against the U.S. dollar would require Registrant to raise its retail prices in Japan or reduce its profit margins. Japanese consumers may not accept significant price increases on Registrant's goods; thus there is a risk that a substantial weakening of the yen will result in reduced sales or profit margins.

               (v) Risk: that Registrant will be unable to continue to offer merchandise designed by Elsa Peretti or Paloma Picasso.
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United States Securities and Exchange Commission
March 13, 2008
Page 4 of 12


               Registrant's long-standing right to sell the jewelry designs of Elsa Peretti and Paloma Picasso and use their trademarks is responsible for a substantial portion of Registrant's revenues. Merchandise designed by Elsa Peretti or by Paloma Picasso accounted for 11% and 3% of Fiscal 2007 net sales, respectively. Tiffany has exclusive license arrangements with Elsa Peretti and Paloma Picasso; these arrangements are subject to royalty payments as well as other requirements. Each license may be terminated by Tiffany or the designer on six-months notice, even in the case where no default has occurred. Also, no agreements have been made for the continued sale of the designs or use of the trademarks ELSA PERETTI or PALOMA PICASSO following the death of either designer. Loss of either license would materially adversely affect Registrant's business through lost sales and profits.

               (vi) Risk:  that  increased  commodity  prices or reduced  supply
               availability  will  adversely  affect  Registrant's   ability  to
               produce and sell products at historic profit margins.

               Most of Registrant's jewelry and non-jewelry offerings are made with diamonds, gemstones and/or precious metals. A significant change in the prices of these commodities could adversely affect Registrant's business, which is vulnerable to the risks inherent in the trade for such commodities. A substantial decrease in the supply or an increase in the price of raw materials and/or high-quality rough and polished diamonds within the quality grades, colors and sizes that customers demand could lead to decreased customer demand and lost sales and/or reduced gross profit margins.

               (vii) Risk: that the value of the TIFFANY & CO. trademark will decline due to the sale by infringers of counterfeit merchandise.

               The TIFFANY & CO. trademark is an asset which is essential to the competitiveness and success of Registrant's business and Registrant takes appropriate action to protect it. However, Registrant's enforcement actions have not stopped the imitation and counterfeit of Registrant's merchandise or the infringement of the trademark. The continued sale of counterfeit merchandise could have an adverse effect on the TIFFANY & CO. brand by undermining Tiffany's reputation for quality goods and making such goods appear less desirable to consumers of luxury goods. Damage to the brand would result in lost sales and profits.

               (viii) Risk: that Registrant will be unable to lease sufficient space for its retail stores in prime locations.

               Registrant, positioned as a luxury goods retailer, has established its retail presence in choice store locations. If Registrant cannot retain and secure locations on suitable terms in prime and desired luxury shopping locations, its expansion plans, sales and profits will be jeopardized.
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United States Securities and Exchange Commission
March 13, 2008
Page 5 of 12

               (ix) Risk: that Registrant's business is dependent upon the distinctive appeal of the TIFFANY & CO. brand.

               The TIFFANY & CO. brand's association with quality, luxury and exclusivity is integral to the success of Registrant's business. Registrant's expansion plans for retail and direct selling operations and merchandise development, production and management support the brand's appeal. Consequently, poor maintenance, promotion and positioning of the TIFFANY & CO. brand through market over-saturation may adversely affect the business by diminishing the distinctive appeal of the TIFFANY & CO. brand and tarnishing its image. This will result in lower sales and profits.

Management's Discussion and Analysis of Financial Condition and Results of
-------------------------------------------------------------------------
Operations, page K-27
---------------------

     4. We note your response to prior comment 13 from our letter dated January 29, 2008. Please provide us with your proposed disclosure regarding the steps Tiffany takes to maintain its brand as well as how such steps have or will affect the company's business, including its products, store locations and other strategic initiatives of the company.

               The Company will comply with this request by adding additional disclosure in PART I, Item 1. DISTRIBUTION AND MARKETING immediately before the discussion of "Channels of Distribution". The new material, which follows, will be sub-headed "Maintenance of the TIFFANY & CO. Brand":

                    The TIFFANY & CO. brand (the "Brand") is the single most important asset of Tiffany and, indirectly, of Registrant. The strength of the Brand goes beyond trademark rights and is inherent in consumer aspirations for the Brand. Management monitors the strength of the Brand through focus groups and survey research.

                    Management believes that the Brand stands for excellent customer service; an elegant store and on-line environment; up-scale store locations; "classic" product positioning; distinctive and high quality packaging materials (most significantly, the TIFFANY & CO. blue box); sophisticated style and romance; and a pronounced and emphatic association with high quality gemstone jewelry, particularly diamond jewelry.

                    Maintaining the strength of the Brand informs Tiffany's business plan in nearly all aspects. Stores must be staffed with knowledgeable professionals to provide excellent service. Elegant store and on-line environments increase capital and maintenance costs. Display practices require larger store footprints and lease budgets, but enable Tiffany to showcase fine jewelry in a retail setting consistent with the Brand

United States Securities and Exchange Commission
March 13, 2008
Page 6 of 12
                    positioning. Stores in the best "high-street" and luxury mall locations are more expensive and difficult to secure, but reinforce the Brand's luxury connotations through association with other luxury brands. By the same token, over-proliferation of stores, or stores that are located in second-tier markets, can diminish the strength of the Brand. The classic positioning of Tiffany's product line supports the Brand, but limits the display space that can be afforded to fashion jewelry. Tiffany's packaging practices support consumer expectations with respect to the Brand and are more expensive. Advertising that reinforces the Brand offsets the amount of pure product promotional advertising that may be done within a given budget. To maintain its position within the high-end of the jewelry market requires Tiffany to invest significantly in gemstone and diamond inventory and accept reduced overall gross margins; it also causes some consumers to view Tiffany as beyond their price range.

                    All of the foregoing demands that management make difficult tradeoffs between business initiatives that might generate incremental sales and profits and Brand maintenance objectives. This is a dynamic process. To the extent that management deems that product or distribution initiatives will unduly and negatively affect the strength of the Brand, such initiatives have been and will be curtailed or modified appropriately. At the same time, Brand maintenance suppositions are regularly questioned by management to determine if the tradeoff between sales and profit is truly worth the positive effect on the Brand. At times management has determined, and will in the future determine, that the strength of the Brand warranted, or that it will permit, more aggressive and profitable distribution and marketing initiatives.

Item 8.  Financial Statements and Supplementary Data
----------------------------------------------------
Consolidated Financial Statements
---------------------------------
Notes to Consolidated Financial Statements
------------------------------------------
Note A - Nature of Business, page K-50
--------------------------------------

     5. We note your response to comment 25 of our letter dated January 29, 2008 regarding certain aspects of the disclosure of your business relationship with Mitsukoshi Ltd. of Japan. We continue to believe your disclosure should include disclosure similar to that included in your response to clarify for investors the extent and significance of these operations for all periods presented. Your response indicated that you plan to revise your disclosure under Item 1 - Business accordingly. Please show what your revised disclosure will look like.

               The Company will comply with this request by adding additional disclosures regarding its relationship with Mitsukoshi Ltd. of Japan ("Mitsukoshi"). Historically, the Company has disclosed its
               relationship   with   Mitsukoshi   within  the   Commitments

United States Securities and Exchange Commission
March 13, 2008
Page 7 of 12

               and Contingencies footnote. As such, the disclosure in the Commitment and Contingencies footnote would be revised to read as follows:

                    In June 2007, the Company entered into a year-to-year agreement with Mitsukoshi and is subject to renewal on an annual basis. The agreement continued long-standing commercial relationships that the Company has maintained with Mitsukoshi. Sales at Mitsukoshi boutiques represented 5%, 9% and 11% of net sales for the years ended January 31, 2008, 2007 and 2006.

               The Company will revise its disclosure under Item 1. Business to read as follows:


                    Business with Department Stores in Japan. In Fiscal 2007, 2006 and 2005, respectively, total net sales in Japan of TIFFANY & CO. merchandise represented 17%, 19% and 21% of Registrant's net sales.

                    In Fiscal 2007, approximately 2% of Registrant's net sales were recorded in Registrant's Tokyo Flagship store, which is operated by Registrant's wholly-owned subsidiary Tiffany & Co. Japan Inc. ("Tiffany-Japan"). Sales recorded in retail locations operated in connection with Mitsukoshi in Japan accounted for 5%, 9% and11%, in those years, respectively. With a concentration of 15 of the total 49 TIFFANY & CO. department store boutiques in Japan, Mitsukoshi is the single largest department store operator of TIFFANY & CO. boutiques in Japan.

                    Tiffany-Japan has merchandising and marketing responsibilities in the operation of TIFFANY & CO. boutiques in department store locations throughout Japan. Department stores act for Tiffany-Japan in the sale of merchandise. Tiffany-Japan owns the merchandise and recognizes as revenues the retail price charged to the ultimate consumer in Japan. Tiffany-Japan establishes retail prices, bears the risk of currency fluctuation, provides one or more brand managers in each boutique, controls merchandising and display within the boutiques, manages inventory and controls and funds all advertising and publicity programs with respect to TIFFANY & CO. merchandise. The operating department stores in Japan provide and maintain boutique facilities and assume retail credit and certain other risks.

                    The operating department stores provide retail staff in "Standard Boutiques" and Tiffany-Japan provides retail staff in "Concession Boutiques." At the end of Fiscal 2007, there were 6 Standard Boutiques and 43 Concession Boutiques operated with department stores in Japan. Risk of inventory loss varies depending on whether the boutique is a Standard Boutique or a Concession Boutique. The department stores bear's responsibility for loss or damage to the merchandise in Standard Boutiques and Tiffany-Japan bears the risk in Concession Boutiques.

                    The department stores retain a portion (the "basic portion") of the net retail sales made in TIFFANY & CO. boutiques. The basic portion varies depending on the
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United States Securities and Exchange Commission
March 13, 2008
Page 8 of 12

                    type of boutique and the retail price of the merchandise involved with the fees generally varying from store to store. The highest basic portion available to any department store is 23% and the lowest is 14%.

                    In recent years the Company has been closing underperforming boutiques in Japan and relocating to other department store locations in order to improve sales growth and profitability. Management believes that it has largely completed that transition.

                    The Company's commercial relationships with department stores in Japan, and their abilities to continue to operate as leading department store operators have been and will continue to be substantial factors in the Company's continued success in Japan. At the end of Fiscal 2007, TIFFANY & CO. boutiques were located in 15 locations operated with Mitsukoshi and 34 other retail locations in Japanese department stores, including among others Takashimaya, Isetan and Daimaru. Tiffany-Japan also operates 4 freestanding stores outside the scope of its Japanese department store operations.

                    In recent years, the Japanese department store industry has, in general, suffered declining sales. There is a risk that such financial difficulties will force consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, the Company's sales and earnings would be reduced while alternate premises were being obtained.

                    In 2007, Mitsukoshi and Isetan department stores announced plans to merge to form the company Isetan Mitsukoshi
                    Holdings Ltd. in April 2008, making it the largest department store group in Japan. Mitsukoshi and Isetan department stores will retain their current names after the merger. The establishment of Isetan Mitsukoshi Holdings Ltd. realigned Japan's department store sector, transforming it into a venue dominated by four main department store groups including the J. Front Retailing Co., which integrated Daimaru and Matsuzakaya department stores, Takashimaya and the Millennium Retailing Co., which was formed in 2003 integrating the Sogo and Seibu department Stores. The Company operates TIFFANY & CO. boutiques in each of the aforementioned department stores.

Note L.  Commitments and Contingencies, page K-64
-------------------------------------------------

     6. We note your response to comment 29 of our letter dated January 29, 2008 regarding your evaluation of your arrangement to provide a $35 million credit facility to finance the development, construction and the operations of the Jericho Diamond Mine which is operated by the Tahera Diamond Corporation. As noted in your response, it appears that you have the right to purchase all diamonds from Jericho that meet your quality standards, as well as sell for a commission all of the remaining diamonds under the terms of your Purchase Agreement. In this regard, please provide us the reasons why you do
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United States Securities and Exchange Commission
March 13, 2008
Page 9 of 12


          not consider the Jericho Diamond Mine to be a separate entity that is deemed to be a business under the definition in Appendix C of FIN 46(R), which would be subject to consolidation under the requirements of FIN 46(R).

               The Company acknowledges that the Jericho Diamond Mine (the Project) is the principal asset of a subsidiary of the Tahera Diamond Corporation. The equity investors of Tahera have rights relating to the assets of the Project and therefore we concluded that the evaluation for purposes of FIN 46(R) is at the Tahera entity level and not at the Project "asset" level. Our evaluation at the entity level determined that our arrangement met the business scope exception of FIN 46(R) and Tahera would not be subject to consolidation.

               In addition, although we believe that the business scope exception applies to this arrangement, we determined qualitatively that if Tahera was deemed to be a variable interest entity, Tiffany would not be the primary beneficiary of Tahera. We considered the diamond purchase and marketing agreement and
               (1) concluded that the purchase terms for the Tiffany qualified diamonds are at fair value and only creates rather than absorbs variability and (2) the commission which Tiffany receives on the non-Tiffany quality diamonds did not represent a significant portion of expected cash flows of Tahera or the Project. Therefore, the only variable interest to be considered was the CDN$35 million Commitment. Tiffany would not be the primary beneficiary because our CDN$35 million Commitment only constituted 17% of the total financial support of Tahera compared to 83% which was held by Tahera's equity holders at the time. Furthermore, even if the evaluation was done at the Project level the estimated fair value of the Project at the time was CDN$140 million and our CDN$35 million commitment represented only 25% of the total value. Lastly, it is important to note that Tiffany has not provided any other support or commitments to Tahera other than the loans for which the maximum loan amounts have been reflected in our historical financial instruments.

Note R.  Segment Information, page K-77
---------------------------------------

     7. We note your response to comment 30 of our letter dated January 29, 2008 regarding why you believe aggregating your manufacturing operations with your retail sales operations complies with the requirements of SFAS 131. With respect to the CODM function, you state in your response that one member of the CODM group manages and reviews the separate, discrete financial information of your manufacturing operations. It would appear that this reporting relationship satisfies the requirements of paragraph 12 of SFAS 131. Further, the information provided in your response suggest to us that your manufacturing operations meets the requirements of paragraph 10 and would be considered an operating segment under SFAS 131. Accordingly, please provide us with a detailed explanation of your basis for aggregating the manufacturing operations with your retail sales operations in complying with the requirements of paragraph 17 of SFAS 131.
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United States Securities and Exchange Commission
March 13, 2008
Page 10 of 12

          We have reviewed the Staff's comment and continue to believe that our manufacturing operations would not be considered an operating segment as defined in paragraph 10. We believe that the strongest indicator of the information used to manage the business and allocate resources is that which is provided to the CODM group as a whole and not that which is provided to just one member. The other four members of the CODM group including the Chief Executive Officer, who retains ultimate management decision making, and the Board of Directors do not receive any information regarding manufacturing results in their assessment of the Company's performance. The Chief Financial Officer who is a member of the CODM group receives information regarding the manufacturing operations in his capacity as the member of management responsible for those operations. Paragraph 13 of SFAS 131 which states "that an enterprise may produce reports in which its business activities are presented in a variety of ways, and in those situations, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of business activities of each component, the existence of managers responsible for them and information presented to the board of directors" would appear to support our interpretation. For our Company, we consider the strongest of these factors identifying our operating segments is the manner in which information is presented to the Board of Directors consistent with paragraph 70 of SFAS 131 which states "In many enterprises only one set of data is provided to the Board of Directors. That set of data is generally indicative of how management views the enterprise's activities."

          We strongly believe that our manufacturing operations should not be reported as an operating segment since the CODM group as whole does not review these results and reporting the manufacturing results separately would not provide meaningful information to investors. In the event that the Staff disagrees with our position we advise the Staff that 2007 manufacturing related "revenue" or transfers and related profit/loss represents less than 10% of total combined (internal and external) Company revenue and profit. Therefore, consistent with paragraphs 18-21, separate disclosure of manufacturing information would be included in the "all other" category. In addition, if manufacturing were to be considered an operating segment, the presentation, composition and financial results of our three existing reportable segments would not change. Lastly, we note that our three current reportable segments represent approximately 95% of the consolidated revenues and operating profits of the Company.

          Accordingly, we do not believe reporting the manufacturing operations is warranted.



Definitive Proxy Statement on Schedule 14A
------------------------------------------
Compensation Discussion and Analysis, page PS-19
------------------------------------------------

United States Securities and Exchange Commission
March 13, 2008
Page 11 of 12


     8. We note your response to prior comment 35 in our letter dated January 29, 2008. Please confirm that you will disclose the current EPS and ROA goals on which performance-based restricted stock awards are based in the Compensation Discussion and Analysis section of the proxy statement.

               We confirm that we will disclose the current EPS and ROA goals on which performance-based restricted stock awards are based in the Compensation Discussion and Analysis section of the proxy statement.

Competitive Compensation Analysis, page PS-22
---------------------------------------------

     9. We note your response to prior comment 36 in our letter dated January 29, 2008 that "the Company will disclose that the Company engages in benchmarking annually." If the company does in fact engage in benchmarking by setting the executive's salary to a particular mark, please disclose the mark and the underlying components of the mark, including the identity of the companies described in the bullet points at the top of page PS-23. See Item 402(b)(xiv) of Regulation S-K. See also Staff Observations in the Review of Executive Compensation Disclosure
          (http://www.see.gov/divisions/corpfin/guidance/execcompdisclosure.htm)
          (October 9, 2007).

               The Company will disclose the following:

                    The Company engages in benchmarking annually, however the Company's Compensation Committee does not consider market data sufficient to evaluate appropriate compensation fully for any individual executive officer; for that reason, the Committee has not set a "bench-mark" to such data for any executive officer. Accordingly, the Committee does not rely exclusively on compensation surveys or publicly available compensation information.

United States Securities and Exchange Commission
March 13, 2008
Page 12 of 12


     Please direct any questions regarding these responses to the Commission's comments to Henry Iglesias, Vice President - Controller, at (973) 254-7755 or James Fernandez, Executive Vice President & Chief Financial Officer, at (212) 230-5315 or Patrick Dorsey, Senior Vice President, General Counsel & Secretary, at (212) 230-5320.

                                   Sincerely,


                                   /s/ Henry Iglesias
                                   Henry Iglesias

     Copy:

     Michael  J.   Kowalski,   Chairman  and  Chief   Executive   Officer
     James N.Fernandez, Executive Vice President and Chief Financial Officer Patrick McGuiness, Senior Vice President - Finance
     Patrick B.  Dorsey,  Senior Vice President, Secretary and General Counsel